UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 15, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 15 December 2020 entitled ‘VODAFONE ANNOUNCES EXECUTIVE COMMITTEE CHANGES’.

RNS Number : 7297I

Vodafone Group Plc

15 December 2020

15 December 2020

VODAFONE ANNOUNCES EXECUTIVE COMMITTEE CHANGES

Vodafone Group announced today that Nick Jeffery, CEO of Vodafone UK, has informed the company of his intention to take up a new role outside the company.  Nick will be leaving Vodafone on 15 February 2021.

Ahmed Essam will become the new CEO of Vodafone UK effective 1 February. Ahmed has been Group Chief Commercial Operations and Strategy Officer since 2018 and he will remain on the Vodafone Group Executive Committee. He joined Vodafone in 1999 and has held many senior roles including CEO of the Europe Cluster, CEO of Vodafone Egypt, Commercial Director for Vodafone's Africa, Middle East and Asia-Pacific region plus Group and local Commercial functions including Consumer Business and Customer Care.

Alex Froment-Curtil will become Group Chief Commercial Officer and will join the Vodafone Group Executive Committee effective 1 February. Alex joined Vodafone in 2003 working at Group and in markets including CEO in Vodafone Hungary, Egypt and Turkey.

“I want to thank Nick for his contribution to Vodafone over his many years with the company and in particular for the achievement in recent years of strengthening Vodafone UK’s position in the UK market,” said Nick Read, CEO Vodafone Group. “I am pleased that Ahmed, an experienced Vodafone executive, has accepted this new role as CEO of Vodafone UK and I welcome Alex to his new Group role and to the Vodafone Group Executive Committee”

- ends -

For further information: Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to “connect for a better future” and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and – as COVID-19 has clearly demonstrated – we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 30 September 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 112m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 15, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary